No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

TOKYO, Japan, July  9, 2013 — Honda Motor Co., Ltd. began production at its Saitama Factory’s Yorii Plant, a newly constructed automobile production plant located in Yorii-machi, Osato-gun, Saitama, Japan.

Exhibit 2:

BANGKOK, Thailand, July 10, 2013 — Honda Automobile (Thailand) Co., Ltd. (HATC), Honda’s automobile production and sales joint venture company in Thailand, held a ceremony to mark the start of construction of its new automobile production plant (to be located within the Rojana Industrial Park in Prachinburi Province).

Exhibit 3:

On July 31, 2013, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: August 21, 2013

Honda Begins Production at New Automobile Production Plant in Yorii

TOKYO, Japan, July 9, 2013 - Honda Motor Co., Ltd. began production at its Saitama Factory’s Yorii Plant, a newly constructed automobile production plant located in Yorii-machi, Osato-gun, Saitama, Japan.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130709New-Automobile-Production-Plant-Yorii/index.html

Honda Begins Construction of New Automobile Plant in Thailand

BANGKOK, Thailand, July 10, 2013 - Honda Automobile (Thailand) Co., Ltd. (HATC), Honda’s automobile production and sales joint venture company in Thailand, held a ceremony to mark the start of construction of its new automobile production plant (to be located within the Rojana Industrial Park in Prachinburi Province).

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130710New-Automobile-Plant-Thailand/index.html

July 31, 2013

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2013

Tokyo, July 31, 2013 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2013.

First Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first quarter ended June 30, 2013 totaled JPY 122.4 billion (USD 1,243 million), a decrease of 7.0% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 67.97 (USD 0.69), a decrease of JPY 5.12 (USD 0.05) from JPY 73.09 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,834.0 billion (USD 28,746 million), an increase of 16.3% from the same period last year, due primarily to favorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 184.9 billion (USD 1,876 million), an increase of 5.1% from the same period last year, due primarily to favorable foreign currency effects, despite a decrease in sales volume and model mix and increased R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 172.0 billion (USD 1,745 million), a decrease of 11.7% from the same period last year.

Equity in income of affiliates amounted to JPY 31.7 billion (USD 322 million) for the quarter, an increase of 53.2% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended June 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Jun. 30, 2012	Three months ended Jun. 30, 2013	Change	%	Three months ended Jun. 30, 2012	Three months ended Jun. 30, 2013	Change	%
Motorcycle business	3,911	4,054	143	3.7	2,366	2,371	5	0.2
Japan	59	54	- 5	- 8.5	59	54	- 5	- 8.5
North America	59	62	3	5.1	59	62	3	5.1
Europe	60	52	- 8	- 13.3	60	52	- 8	- 13.3
Asia	3,285	3,479	194	5.9	1,740	1,796	56	3.2
Other Regions	448	407	- 41	- 9.2	448	407	- 41	- 9.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 14.5%, to JPY 396.8 billion (USD 4,025 million) from the same period last year, due mainly to favorable foreign currency translation effects. Operating income totaled JPY 42.5 billion (USD 432 million), an increase of 15.7% from the same period last year, due primarily to a decrease in SG&A expenses and favorable foreign currency effects, despite increased R&D expenses.

Automobile Business

For the three months ended June 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Jun. 30, 2012	Three months ended Jun. 30, 2013	Change	%	Three months ended Jun. 30, 2012	Three months ended Jun. 30, 2013	Change	%
Automobile business	999	999	0	0.0	849	858	9	1.1
Japan	185	140	- 45	- 24.3	183	139	- 44	- 24.0
North America	450	459	9	2.0	450	459	9	2.0
Europe	39	40	1	2.6	39	40	1	2.6
Asia	262	285	23	8.8	114	145	31	27.2
Other Regions	63	75	12	19.0	63	75	12	19.0

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 16.2%, to JPY 2,196.5 billion (USD 22,280 million) from the same period last year due mainly to a favorable foreign currency translation effects. Operating income totaled JPY 96.3 billion (USD 978 million), a decrease of 4.3% from the same period last year, due primarily to a decrease in sales volume and model mix and increased R&D expenses, despite favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business increased 26.0%, to JPY 165.3 billion (USD 1,678 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 9.3% to JPY 44.6 billion (USD 453 million) from the same period last year due mainly to favorable foreign currency effects, despite increased SG&A expenses.

Power Product and Other Businesses

For the three months ended June 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Jun. 30, 2012	Three months ended Jun. 30, 2013	Change	%
Power product business	1,625	1,589	- 36	- 2.2
Japan	82	63	- 19	- 23.2
North America	758	828	70	9.2
Europe	236	237	1	0.4
Asia	421	364	- 57	- 13.5
Other Regions	128	97	- 31	- 24.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended June 30, 2012 and for the three months ended June 30, 2013, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 11.5%, to JPY 75.2 billion (USD 763 million) from the same period last year, due mainly to favorable foreign currency translation effects. Operating income increased by 3.6 billion to JPY 1.3 billion (USD 14 million) from the same period last year due mainly to a decrease of SG&A expenses and favorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 975.8 billion (USD 9,898 million), a decrease of 3.1% from the same period last year due mainly to decreased revenue in automobile business operations. Operating income totaled JPY 62.1 billion (USD 631 million), an increase of 2.0% from the same period last year due mainly to favorable foreign currency effects, despite a decrease in sales volume and model mix as well as increased R&D expenses.

In North America, revenue increased by 23.6%, to JPY 1,501.3 billion (USD 15,228 million) from the same period last year due mainly to increased revenue in automobile business operations and financial service business operations, as well as favorable foreign currency translation effects, despite decreased revenue in motorcycle business operations. Operating income totaled JPY 71.8 billion (USD 729 million), a decrease of 12.6% from the same period last year due mainly to increased SG&A expenses and a decrease in sales volume and model mix, despite favorable foreign currency effects.

In Europe, revenue increased by 19.0%, to JPY 175.9 billion (USD 1,785 million) from the same period last year due to favorable foreign currency translation effects, despite decreased revenue in motorcycle business operations. Honda reported an operating loss of JPY 9.7 billion (USD 99 million), a decline of JPY 2.1 billion (USD 21 million) from the same period last year due mainly to a decrease in sales volume and model mix, despite decreased SG&A expenses.

In Asia, revenue increased by 37.8%, to JPY 706.7 billion (USD 7,169 million) from the same period last year mainly due to increased revenue in automobile business operations and motorcycle business operations as well as favorable foreign currency translation effects. Operating income increased by 69.3%, to JPY 53.7 billion (USD 545 million) from the same period last year due mainly to an increase in sales volume and model mix as well as favorable foreign currency effects.

In Other regions, which includes South America, the Middle East, Africa and Oceania, revenue increased by 9.2%, to JPY 240.7 billion (USD 2,442 million) from the same period last year mainly due to increased revenue in automobile business operations and favorable foreign currency translation effects, despite decreased revenue in motorcycle business operations. Operating income totaled JPY 5.4 billion (USD 55 million), a decrease of 55.9% from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 98.59=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2013.

Consolidated Statements of Balance Sheets for the Fiscal First Quarter Ended June 30, 2013

Total assets increased by JPY 562.9 billion, to JPY 14,198.3 billion from March 31, 2013, mainly due to increases in Finance subsidiaries’ long-term receivables and Property, plant and equipment as well as foreign currency translation effects, despite a decrease in cash and cash equivalents. Total liabilities increased by JPY 268.5 billion, to JPY 8,698.5 billion from March 31, 2013, mainly due to an increase in long-term debt and foreign currency translation effects, despite a decrease in trade payables. Total equity increased by JPY 294.3 billion, to JPY 5,499.8 billion from March 31, 2013 due mainly to additional net income and foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal First Quarter Ended June 30, 2013

Consolidated cash and cash equivalents on June 30, 2013 decreased by JPY 66.9 billion from March 31, 2013, to JPY 1,139.2 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 304.1 billion for the fiscal first quarter ended June 30, 2013. Cash inflows from operating activities increased by JPY 121.4 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 498.1 billion. Cash outflows from investing activities increased by JPY 239.4 billion compared with the same period of the previous fiscal year, due mainly to an increase in acquisitions of finance subsidiaries-receivables, capital expenditures and purchases of operating lease assets, despite an increase in collections of finance subsidiaries-receivables.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 81.0 billion. Cash inflows from financing activities increased by JPY 107.1 billion compared with the same period of the previous fiscal year, due mainly to an increase in proceeds from debt, despite increase in cash outflow due to an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2014

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2014, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2014

	Yen (billions)	Changes from FY 2013
Net sales and other operating revenue	12,100.0	+ 22.5%
Operating income	780.0	+ 43.2%
Income before income taxes and equity in income of affiliates	780.0	+ 59.5%
Net income attributable to Honda Motor Co., Ltd.	580.0	+ 58.0%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	321.81

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 96 and JPY 126, respectively, for the full year ending March 31, 2014.

The reasons for the increases or decreases in the forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2014 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	131.6
Cost reduction, the effect of raw material cost fluctuations, etc.	20.0
SG&A expenses, excluding currency effect	- 117.0
R&D expenses	- 47.5
Currency effect	248.0

Operating income compared with fiscal year 2013	235.1

Fair value of derivative instruments	77.0
Others	- 21.0

Income before income taxes and equity in income of affiliates compared with fiscal year 2013	291.1

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 31, 2013, resolved to make the quarterly dividend JPY 20 per share of common stock, the record date of which is June 30, 2013. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2014, is JPY 80 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal three months ended June 30, 2013. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

2. Changes in accounting policy

(a) Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Honda adopted ASU 2013-02, effective April 1, 2013. This adoption has no impact on the Honda’s financial position or results of operations.

(b) Adjustments of prior year’s financial statement due to the change in fiscal year of the Company’s subsidiary

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2012 are JPY 6,023 million and JPY 1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the three months ended June 30, 2012, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontorolling interests as of April 1, 2012.

Consolidated Financial Summary

For the three months ended June 30, 2012 and 2013

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2012 Unaudited	Three months ended Jun. 30, 2013 unaudited
Net sales and other operating revenue	2,435,909	2,834,095
Operating income	176,013	184,963
Income before income taxes and equity in income of affiliates	194,780	172,035
Net income attributable to Honda Motor Co., Ltd.	131,723	122,499

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	73.09	67.97

	U.S. Dollar (millions)
		Three months ended Jun. 30, 2013 unaudited
Net sales and other operating revenue		28,746
Operating income		1,876
Income before income taxes and equity in income of affiliates		1,745
Net income attributable to Honda Motor Co., Ltd.		1,243

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.69

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2013 audited	Jun. 30, 2013 unaudited
Assets
Current assets:
Cash and cash equivalents	1,206,128	1,139,200
Trade accounts and notes receivable	1,005,981	949,338
Finance subsidiaries-receivables, net	1,243,002	1,345,382
Inventories	1,215,421	1,223,656
Deferred income taxes	234,075	220,811
Other current assets	418,446	419,672

Total current assets	5,323,053	5,298,059

Finance subsidiaries-receivables, net	2,788,135	3,034,823

Investments and advances:
Investments in and advances to affiliates	459,110	520,917
Other, including marketable equity securities	209,680	240,035

Total investments and advances	668,790	760,952

Property on operating leases:
Vehicles	2,243,424	2,384,765
Less accumulated depreciation	400,292	420,044

Net property on operating leases	1,843,132	1,964,721

Property, plant and equipment, at cost:
Land	515,661	506,152
Buildings	1,686,638	1,745,436
Machinery and equipment	3,832,090	4,015,168
Construction in progress	288,073	339,211

	6,322,462	6,605,967
Less accumulated depreciation and amortization	3,922,932	4,071,378

Net property, plant and equipment	2,399,530	2,534,589

Other assets	612,717	605,172

Total assets	13,635,357	14,198,316

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2013 audited	Jun. 30, 2013 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	1,238,297	1,354,141
Current portion of long-term debt	945,046	945,995
Trade payables:
Notes	31,354	29,333
Accounts	956,660	852,936
Accrued expenses	593,570	531,995
Income taxes payable	48,454	50,531
Other current liabilities	275,623	333,273

Total current liabilities	4,089,004	4,098,204

Long-term debt, excluding current portion	2,710,845	2,915,493
Other liabilities	1,630,085	1,684,808

Total liabilities	8,429,934	8,698,505

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2013 and 1,811,428,430 shares on Jun. 30, 2013	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	47,583	47,939
Retained earnings	6,001,649	6,089,548
Accumulated other comprehensive income (loss), net	(1,236,792)	(1,043,791)
Treasury stock, at cost 9,131,140 shares on Mar. 31, 2013 and 9,132,631 shares on Jun. 30, 2013	(26,124)	(26,130)

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	5,324,750

Noncontrolling interests	161,923	175,061

Total equity	5,205,423	5,499,811

Commitments and contingent liabilities

Total liabilities and equity	13,635,357	14,198,316

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended June 30, 2012 and 2013

	Yen (millions)
	Three months ended Jun. 30, 2012 unaudited	Three months ended Jun. 30, 2013 unaudited
Net sales and other operating revenue	2,435,909	2,834,095
Operating costs and expenses:
Cost of sales	1,791,214	2,124,409
Selling, general and administrative	342,683	383,061
Research and development	125,999	141,662

	2,259,896	2,649,132

Operating income	176,013	184,963

Other income (expenses):
Interest income	7,699	5,992
Interest expense	(3,016)	(2,974)
Other, net	14,084	(15,946)

	18,767	(12,928)

Income before income taxes and equity in income of affiliates	194,780	172,035

Income tax expense:
Current	35,871	43,866
Deferred	41,962	26,973

	77,833	70,839

Income before equity in income of affiliates	116,947	101,196
Equity in income of affiliates	20,732	31,767

Net income	137,679	132,963
Less: Net income attributable to noncontrolling interests	5,956	10,464

Net income attributable to Honda Motor Co., Ltd.	131,723	122,499

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	73.09	67.97

Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2012 and 2013

	Yen (millions)
	Three months ended Jun. 30, 2012 unaudited	Three months ended Jun. 30, 2013 unaudited
Net income	137,679	132,963
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(50,448)	189,546
Unrealized gains (losses) on available-for-sale securities, net	(9,808)	8,694
Unrealized gains (losses) on derivative instruments,	139	587
Pension and other postretirement benefits	2,363	2,685

Other comprehensive income (loss), net of tax	(57,754)	201,512

Comprehensive income (loss)	79,925	334,475
Less: Comprehensive income attributable to noncontrolling interests	5,913	18,975

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	74,012	315,500

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2012 unaudited	Three months ended Jun. 30, 2013 unaudited
Cash flows from operating activities:
Net income	137,679	132,963
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	76,736	108,313
Depreciation of property on operating leases	58,105	80,397
Deferred income taxes	41,962	26,973
Equity in income of affiliates	(20,732)	(31,767)
Dividends from affiliates	11,416	5,735
Provision for credit and lease residual losses on finance subsidiaries-receivables	1,884	4,623
Impairment loss on property on operating leases	149	615
Loss (gain) on derivative instruments, net	(29,166)	(21,038)
Decrease (increase) in assets:
Trade accounts and notes receivable	(22,137)	92,404
Inventories	(52,945)	38,389
Other current assets	67,630	5,742
Other assets	(14,114)	1,022
Increase (decrease) in liabilities:
Trade accounts and notes payable	(70,457)	(101,821)
Accrued expenses	(23,605)	(52,262)
Income taxes payable	15,567	(2,065)
Other current liabilities	23,050	46,310
Other liabilities	(1,668)	(12,524)
Other, net	(16,638)	(17,819)

Net cash provided by operating activities	182,716	304,190

Cash flows from investing activities:
Increase in investments and advances	(5,968)	(9,696)
Decrease in investments and advances	5,911	14,132
Payments for purchases of available-for-sale securities	—	(16,453)
Proceeds from sales of available-for-sale securities	—	1,597
Payments for purchases of held-to-maturity securities	(1,002)	(10)
Proceeds from redemptions of held-to-maturity securities	2,896	1,707
Capital expenditures	(135,802)	(210,696)
Proceeds from sales of property, plant and equipment	6,230	8,079
Proceeds from insurance recoveries for damaged property, plant and equipment	—	6,800
Acquisitions of finance subsidiaries-receivables	(484,690)	(745,780)
Collections of finance subsidiaries-receivables	459,109	559,386
Purchases of operating lease assets	(226,838)	(271,474)
Proceeds from sales of operating lease assets	121,383	164,237

Net cash used in investing activities	(258,771)	(498,171)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Three months ended Jun. 30, 2012 unaudited	Three months ended Jun. 30, 2013 unaudited
Cash flows from financing activities:
Proceeds from short-term debt	1,642,144	1,928,544
Repayment of short-term debt	(1,550,182)	(1,856,102)
Proceeds from long-term debt	255,113	378,042
Repayment of long-term debt	(336,187)	(320,903)
Dividends paid	(27,034)	(34,243)
Dividends paid to noncontrolling interests	(3,678)	(5,889)
Purchases of treasury stock, net	(0)	(6)
Other, net	(6,263)	(8,399)

Net cash provided by (used in) financing activities	(26,087)	81,044

Effect of exchange rate changes on cash and cash equivalents	(11,027)	46,009

Net change in cash and cash equivalents	(113,169)	(66,928)

Cash and cash equivalents at beginning of the year	1,247,113	1,206,128

Cash and cash equivalents at end of the period	1,133,944	1,139,200

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	346,650	1,890,510	131,279	67,470	2,435,909	—	2,435,909
Intersegment	—	4,250	2,747	2,488	9,485	(9,485)	—

Total	346,650	1,894,760	134,026	69,958	2,445,394	(9,485)	2,435,909

Segment income (loss)	36,802	100,661	40,837	(2,287)	176,013	—	176,013

Assets	955,392	4,960,625	5,567,623	286,901	11,770,541	(241,176)	11,529,365
Depreciation and amortization	8,884	65,629	58,405	1,923	134,841	—	134,841
Capital expenditures	11,798	87,036	227,015	2,033	327,882	—	327,882
As of and for the three months ended June 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	396,870	2,196,591	165,396	75,238	2,834,095	—	2,834,095
Intersegment	—	4,404	2,592	2,718	9,714	(9,714)	—

Total	396,870	2,200,995	167,988	77,956	2,843,809	(9,714)	2,834,095

Segment income (loss)	42,582	96,377	44,643	1,361	184,963	—	184,963

Assets	1,182,953	5,852,034	7,206,853	334,441	14,576,281	(377,965)	14,198,316
Depreciation and amortization	12,145	92,554	80,755	3,256	188,710	—	188,710
Capital expenditures	13,026	165,344	272,287	3,611	454,268	—	454,268

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 253,703 million as of June 30, 2012 and JPY 285,682 million as of June 30, 2013 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 58,105 million for the three months ended June 30, 2012 and JPY 80,397 million for the three months ended June 30, 2013, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 226,838 million for the three months ended June 30, 2012 and JPY 271,474 million for the three months ended June 30, 2013 respectively, of purchase of operating lease assets.

5.	The amounts of Assets and Depreciation and amortization for the three months ended June 30, 2012 have been corrected from the amounts previously disclosed.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	511,962	1,155,552	122,018	430,662	215,715	2,435,909	—	2,435,909
Transfers between geographic areas	494,696	59,159	25,861	82,148	4,627	666,491	(666,491)	—

Total	1,006,658	1,214,711	147,879	512,810	220,342	3,102,400	(666,491)	2,435,909

Operating income (loss)	60,978	82,217	(7,634)	31,750	12,277	179,588	(3,575)	176,013

Assets	3,090,582	6,171,577	490,333	1,143,591	676,759	11,572,842	(43,477)	11,529,365
Long-lived assets	1,065,580	1,951,193	101,928	277,302	139,617	3,535,620	—	3,535,620

As of and for the three months ended June 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	433,538	1,405,502	158,869	598,369	237,817	2,834,095	—	2,834,095
Transfers between geographic areas	542,346	95,806	17,113	108,374	2,902	766,541	(766,541)	—

Total	975,884	1,501,308	175,982	706,743	240,719	3,600,636	(766,541)	2,834,095

Operating income (loss)	62,187	71,858	(9,740)	53,755	5,415	183,475	1,488	184,963

Assets	3,219,164	8,062,987	629,302	1,688,083	739,109	14,338,645	(140,329)	14,198,316
Long-lived assets	1,186,448	2,679,540	126,393	466,100	156,205	4,614,686	—	4,614,686

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 253,703 million as of June 30, 2012 and JPY 285,682 million as of June 30, 2013 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	The amounts of Assets for the three months ended June 30, 2012 have been corrected from the amounts previously disclosed.

[7] Other

1. Impairment loss on investments in affiliates

For the three months ended June 30, 2012, Honda recognized impairment loss of JPY 6,525 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended June 30, 2013, Honda did not recognize any significant impairment losses.

2. Immaterial corrections of the prior year’s Consolidated Statements of Cash Flows

Adjustments have been made to correct previous immaterial understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other debt, which is included in Other, net in cash flows from financing activities, in the consolidated statements of cash flows for the fiscal three months ended June 30, 2012. These adjustments increased previously reported net cash provided by operating activities and increased previously reported net cash used in financing activities by JPY 6,263 million for the fiscal three months ended June 30, 2012.